United States securities and exchange commission logo





                             November 4, 2022

       Rohan Seth
       Chief Financial Officer
       CUTERA INC
       3240 Bayshore Blvd.
       Brisbane , California 94005

                                                        Re: CUTERA INC
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed March 1, 2022
                                                            Form 8-K Filed
February 22, 2022
                                                            File No. 000-50644

       Dear Rohan Seth:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K Filed February 22, 2022

       Exhibit 99.1

   1. We note your presentation of Adjusted EBITDA excluding the Acne/AviClear Program costs. Please tell us
how you determined that the Acne/AviClear Program costs are not normal operating costs
and are consistent with Question 100.01 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations. As part of your response, provide us with an explanation of what
these costs represent and where the costs are recognized in the
                                                        Consolidated Statements
of Operations.
   2. We note your reference to several adjustments to arrive at non-GAAP financial measures as non-recurring, such
as separation costs and legal and litigation costs. Please revise your disclosures to
only characterize those adjustments that have not occurred in multiple periods and/or are not
reasonably likely to recur within two years. Refer to Rule 100(b) of
 Rohan Seth
CUTERA INC
November 4, 2022
Page 2
         Regulation G for guidance.
3.       We note your presentation of non-GAAP Condensed Consolidated
Statements of
         Operations for each period presented. Please remove this presentation and reconcile each non-GAAP measure used by management separately to the most comparable GAAP measure. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure
         Interpretations for guidance.
4. We note that your non-GAAP tax rate for fiscal year 2021 was only 8.8%, as compared to your GAAP tax rate for fiscal year 2021 was 39.1%. We further note that you recognized three-year cumulative non-GAAP net income versus three-year cumulate GAAP net loss.
         As such, please tell us how your non-GAAP tax rate is consistent with Question 102.11 of the Non-GAAP Compliance and Disclosure Interpretations, which states current and deferred income tax expense [should be] commensurate with the non-GAAP measure of
         profitability   .
5. Please include a reconciliation of Adjusted EBITDA for all periods for which the amount is disclosed rather than the most recent period(s). Refer to Item 10(e)(1)(i)(b) of
         Regulation S-K for guidance.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Tracey Houser at 202-551-3736 or Jeanne Baker at 202-551-3691 with any questions.



                                                             Sincerely,
FirstName LastNameRohan Seth
                                                             Division of
Corporation Finance
Comapany NameCUTERA INC
                                                             Office of
Industrial Applications and
November 4, 2022 Page 2                                      Services
FirstName LastName